FOR IMMEDIATE RELEASE

Press Contact

Christine Anderson
403 291-2492
Christine.anderson@qsound.com

Investor Relations Contact:
Paula Murray
QSound Labs, Inc.
954-796-8798
Paula.murray@qsound.com

QSound Labs’ microQ™ Technology Licensed To

Tensilica, Inc.

microQ’s Complete Suite of Audio Enhancements Available in Tensilica’s New Xtensa HiFi2 Audio Engine

Calgary, Alberta - October 6, 2005 - QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software solutions, today announced a licensing agreement with Tensilica, Inc., for QSound’s microQ audio engine for mobile devices. QSound’s microQ audio components have been ported to run on Tensilica’s recently announced Xtensa® HiFi2 Audio Engine and are now available to OEMs who will be able to license any or all of the microQ features that best complement their mobile devices.

“Our customers have expressed strong interest in QSound’s outstanding audio technology for MIDI synthesis, 3D audio, equalization, and bass and treble effects to enable features such as gaming, audio playback and polyphonic ring tones,” said Steve Roddy, Vice President of Marketing, Tensilica. “We have seen strong interest in the QSound microQ audio engine from many of our customers.”

“By developing the Xtensa HiFi2 audio engine, Tensilica is meeting the demands of mobile OEMs for today and for the future,” said David Gallagher, President and CEO of QSound Labs. “QSound is proud to have its full suite of microQ audio enhancements included in this state-of-the-art technology and offer discerning mobile and broadband OEMs today’s most effective audio solution available.”

About microQ
The microQ feature set is unmatched by any single vendor. It is a compact, hardware-independent and highly efficient software audio engine providing functions such as polyphonic ringtones, video game sounds, music playback, digital effects and recording for portable applications, including Internet appliances, hand-held and mobile devices. A low-cost and flexible option for consumer electronics and mobile device manufacturers, microQ is inherently modular, scalable and portable. Its core components include a digital audio playback engine, a wavetable synthesis engine with a scalable sample set, and a multi-channel stereo mixer. Additionally, microQ offers a wide range of processes to control frequency response, dynamics and spatial enhancements, as well as full 3D positional audio for games.

About Tensilica

Tensilica was founded in July 1997 to address the growing need for optimized, application-specific microprocessor solutions in high-volume embedded applications. With a configurable and extensible microprocessor core called Xtensa, Tensilica is the only company that has automated and patented the time-consuming process of generating a customized microprocessor core along with a complete software development tool environment, producing new configurations in a matter of hours. The Xtensa HiFi Audio Engine is a turn-key solution for System-on-Chip designers. For more information, visit www.tensilica.com.

About QSound Labs, Inc.
Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs’ cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four and up to 7.1 speaker systems. The company’s customer and partner roster includes Broadcom, Qualcomm, Vodafone, PacketVideo, Toshiba, Philips, Sanyo and RealNetworks among others. To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, anticipated distribution of microQ to Tensilica’s Audio Engine customers. Such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with continued licensing and use of microQ, acceptance of microQ by OEM’s, ODM’s and consumers, continued growth of the mobile devices market, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the SEC. Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.